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                                                                    Exhibit 20.2



                                 Letterhead of
                        Nobel Learning Communities, Inc.


                                         May 30, 2000

Dear Stockholder:

          On May 16, 2000, your Board of Directors adopted a Stockholder Rights Plan. We are enclosing a summary of the Stockholder Rights Plan, which we encourage you to keep with your Nobel Learning Communities stock certificates. The adoption of the Stockholder Rights Plan requires no action on your part.

          We consider these Rights to be one of the best available means of protecting your right to retain your equity investment in Nobel Learning Communities and your right to obtain the full value of that investment, while not foreclosing a fair acquisition bid for the Company. Indeed, the Rights are not intended to prevent a takeover of the Company nor is this being done in response to any takeover bid. The Rights should, however, help deter any attempt to acquire the Company in a manner or on terms that are not in the best interests of all the stockholders. More than 1,700 other companies have issued rights similar to the kind we have approved.

          Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you and will not change the way in which you may currently trade the Company's Common Stock.

          Initially, the Rights will be represented by the certificates for our Common Stock, and they will trade with the Common Stock. Stockholders need not take any action to receive the Rights nor should you send in your stock certificates. As explained in the enclosed summary, the Rights will not be exercisable unless certain future events occur. The Rights will expire on May 31, 2010, approximately ten years after the Board's action declaring this distribution, unless they are earlier redeemed by the Company.

          By declaring the Rights dividend, we have expressed our confidence in the future of Nobel Learning Communities and our determination that all of our stockholders be given every opportunity to participate fully in that future.


Daryl A. Dixon                               A.J. Clegg
President                                    Chairman of the Board
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                         SUMMARY OF RIGHTS TO PURCHASE
                                 COMMON STOCK

          The Board of Directors of Nobel Learning Communities, Inc. (the "Company" has declared a dividend distribution of one preferred stock purchase right (the "Rights") for each outstanding share of common stock (the "Common Stock") of the Company, par value $.001 per share, to stockholders of record at the close of business on June 1, 2000 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock") of the Company at a purchase price of $18.00, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Stocktrans, Inc., the Rights Agent. Capitalized terms used but not otherwise defined herein shall have the meaning given such terms in the Rights Agreement.

          Initially, the Rights will be evidenced by the certificates representing Common Stock then outstanding, no separate Right Certificates will be distributed and the Rights will not be tradeable separately from the Common Stock. The Rights will become exercisable and will separate from the Common Stock upon the earlier of (A) ten calendar days after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of (i) thirteen percent (13%) or more of the shares of Common Stock then outstanding, in the case of a person or group that currently is a beneficial owner of ten percent (10%) or less of the Common Stock then outstanding, (ii) an additional three percent (3%) of the Common Stock then outstanding, in the case of a person or group that currently is a beneficial owner of greater than ten percent (10%), but less than seventeen percent (17%), of the Common Stock then outstanding, (iii) twenty percent (20%) or more of the Common Stock then outstanding, in the case of a person or group that currently is a beneficial owner of at least seventeen percent (17%), but no greater than twenty percent (20%), of the Common Stock then outstanding or (iv) a greater percentage of the Common Stock then outstanding than is currently owned by such person or group, in the case of a person or group that currently is a beneficial owner of twenty percent (20%) or more of the Common Stock then outstanding (the "Stock Acquisition Date"), or (B) ten business days after the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer that would result in a person or becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date").

          Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain in accordance with the Rights Agreement a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

          The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 31, 2010, unless earlier redeemed or exchanged by the Company as described below.
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          As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise provided by the Rights Agreement or determined by the Board of Directors, only Common Stock issued prior to the Distribution Date will be issued with Rights.

          In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or in certain circumstances, cash, property or other securities of the Company) having a market value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

          In the event that, following the Stock Acquisition Date, directly or indirectly (i) the Company consolidates, or merges with, any other person, and the Company is not the surviving corporation, (ii) any person engages in a stock exchange, consolidation or merger with the Company where the outstanding Common Stock of the Company are exchanged for securities, cash or property of the other person and the Company is the surviving corporation, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the Purchase Price of the Right. The events set forth in this paragraph and the preceding paragraph are referred to as the "Triggering Events."

          The Purchase Price payable, and the number of Common Stock or other securities, cash or property issuable, upon exercise of the Rights are subject to customary adjustments from time to time to prevent dilution in the event of certain changes in the stock of the Company. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to an increase or decrease of at least 1% in the Purchase Price. The Company may determine not to issue fractional Rights or stock, and in lieu thereof, an adjustment in cash will be made based on the market value of the Rights or stock on the last trading date prior to the date of exercise.

          In general, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, at any time before the earlier of the close of business on the tenth calendar day following the Stock Acquisition Date or the close of business on the Final Expiration Date. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

          At any time after any person becomes an Acquiring Person and prior to the acquisition by such person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the then outstanding and exercisable Rights (other than Rights owned by such person, which will have become void), in whole or in part, for

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Common Stock, each Right being exchangeable for one share of Common Stock, subject to adjustment.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

          Other than those provisions relating to the Redemption Price, the Final Expiration Date, the Purchase Price, or the number of one one-hundredths of a share of Preferred Stock for which a Right may be exercisable, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. From and after the Distribution Date, subject to the previous sentence, the Company and the Rights Agent shall, if the Company so directs, supplement and amend the Rights Agreement, without the approval of any of the holders of Rights Certificates in order: (x) to make changes that do not adversely affect the interests of holders of the Rights (other than the interests of any Acquiring Person), (y) to cure any ambiguity or correct or supplement any provision which may be defective or inconsistent with other provisions contained in the Rights Agreement, or (z) to shorten or lengthen any time period under the Rights Agreement, but no time period relating to redemption of the Rights may be lengthened so as to make the Rights redeemable at a time at which the Rights had not then been redeemable and no other time period may be lengthened unless for the purpose of protecting, enhancing or clarifying the rights or benefits of holders of the Rights.

          A copy of the Rights Agreement will be filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. Once the Rights are issued, a copy of the Rights Agreement will be available to registered holders of the Rights upon written request free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

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